RIDER FOR PAYMENT OF INVESTED PREMIUM AMOUNT
BENEFIT UPON INSURED'S TOTAL DISABILITY

This benefit is a part of this contract only if it is listed on a contract data page.

Total Disability Benefit

Subject to the conditions and exceptions stated below, after we have approved a claim, we will pay invested premium amounts into the contract fund on each monthly date while the Insured is totally disabled. The amounts of these payments will equal the greater of (A) the amounts shown under the Schedule of Disability Benefits in this rider, and (B) the total of all charges deducted on each monthly date as shown under Adjustments to the Contract Fund.

This is subject to all the provisions of this rider and the rest of this contract. Payments made by us will be used to increase the accumulated premiums described in No-Lapse Guarantee.

The Schedule of Disability Benefits in this rider will change if (1) we approve your request to change the basic insurance amount, (2) you change the type of death benefit, (3) you make a withdrawal that would cause us to change the basic insurance amount or (4) you change or cancel any rider for which we show a charge under Adjustments to the Contract Fund. We will send you a new Schedule of Disability Benefits showing the recomputed amount(s) and the effective date of the change.

Total Disability Defined

When we use the terms total disability and totally disabled in this benefit we mean that: (1) until the Insured has stayed totally disabled for two years, the Insured cannot, due to sickness or injury, perform any of the duties of his or her regular occupation; but (2) after the Insured has stayed totally disabled for two years, the Insured cannot, due to sickness or injury, perform any gainful work for which the Insured is reasonably fitted by education, training or experience.

Except for what we state in the next sentence, we will at no time regard an Insured as totally disabled who is doing gainful work for which the Insured is reasonably fitted by education, training, or experience. We will regard an Insured as totally disabled, even if working or able to work, if the Insured incurs, during a period in which premiums are eligible to be paid by us as we describe below, one of the following: (1) permanent and complete blindness of both eyes; or (2) physical severance of both hands at or above the wrists or both feet at or above the ankles; or (3) physical severance of one hand at or above the wrist and one foot at or above the ankle.

Invested Premium                If the Insured becomes totally disabled before the first contract anniversary on or following the Insured's Amounts Eligible To Be     60th birthday and that total disability begins: (1) on or after the first contract anniversary on or following Paid By Us                            the Insured's 5th birthday, if the contract date was before that birthday; or (2) on or after the contract date, if that date was on or after the Insured's 5th birthday, we will make payments under this benefit on each monthly date while the Insured remains totally disabled.

If the Insured becomes totally disabled on or after the first contract anniversary on or after the Insured's 60th birthday, we will not make any payments during that period of total disability.

Conditions

We will not pay any premiums into the contract until we approve a claim. Once approved, we will pay into the contract as of each monthly date the invested premium amount as described under Total Disability Benefit for monthly dates on and after the onset of total disability and through the date of approval.

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Before we will approve a claim, all of these condition must be met: (1) The Insured must become totally disabled while this contract is in force and not in default past the last day of the grace period; (2) The Insured must be totally disabled for a period of at least six continuous months while living; (3) We must receive proof of total disability in a form satisfactory to us.

Exceptions

We will not pay any premiums into the contract if the Insured becomes totally disabled from: (1) an injury the Insured causes to himself or herself, on purpose; or (2) sickness or injury due to service on or after the date of this rider in the armed forces of any country(ies) at war. The word war means declared or undeclared war and includes resistance to armed aggression.

Successive Disabilities

Here is what happens if the Insured has at least one payment made by us while totally disabled, then gets well, and then becomes totally disabled again. In this case, we will not apply the six-month continuous disability period that would otherwise be required by Condition (2) and will consider the second period of total disability to be part of the first period unless: (A) the Insured has done gainful work, for which the Insured is reasonably fitted, for at least six months between the periods; or (B) the Insured became totally disabled the second time from an entirely different cause.

If we do not apply the six-month period required by Condition (2), we also will not count the days when there was not total disability as part of the two year period when total disability means the Insured cannot do any of the duties of the Insured's regular occupation.

Notice and Proof of	Notice and proof of any claim should be given to us, if possible, while the Insured is living
Claim	and totally disabled. We may also require proof from time to time that the Insured is still totally disabled. After the Insured has been continuously totally disabled for two years, we will not ask for proof of continued total disability more than once a year; and we will require no further proof of continued total disability after the first contract anniversary following the

Insured's 65th birthday if the Insured has then been continuously totally disabled for at least five years. As a part of any proof, we have the right to require that the Insured be examined at our expense by doctors of our choice.

Benefit Charges	The monthly charge for this benefit is deducted on each monthly date from the contract fund. The amount of that charge is described under Adjustments to the Contract Fund. If we approve a claim for this benefit, benefit charges will be waived while the Insured is totally disabled.

Premiums Paid During	You may make premium payments if you wish, as provided in the Premium Payment
Total Disability	section of the contract even when we are making payments under this benefit.

When We Will Stop     We will stop paying invested premium amounts if: (1) total disability ends; or (2) we ask for

Paying Invested            proof that the Insured is totally disabled and we do not receive it by the date requested; or

Premium Amounts	(3) we required that the Insured be examined and the Insured fails to do so. We will also stop paying invested premium amounts on and after the contract anniversary on or immediately following the Insured's 121st birthday.

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Termination	This benefit will end on the earliest of:

1. the end of the grace period if the contract is in default;

2. the end of the day before the first contract anniversary on or following the Insured's 60th birthday unless the Insured is totally disabled at that time;

3. the date the contract ends for any other reason.

This Supplementary Benefit rider attached to this contract on the Contract Date

Pruco Life Insurance Company,

By

Secretary

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